UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOBIRA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P101

(CUSIP Number)

Patrick Heron

Manager

Frazier Healthcare Ventures

Two Union Square

601 Union Street

Seattle, WA 98101

(206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP NO. 88883P101

1	Names of Reporting Persons: FRAZIER HEALTHCARE V, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization United States, State of Delaware
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power 2,668,570
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,668,570
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,668,570
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.32%(1)
14	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP NO. 88883P101

1	Names of Reporting Persons: FHM V, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization United States, State of Delaware
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power 2,668,570
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,668,570
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,668,570
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.32%(1)
14	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP NO. 88883P101

1	Names of Reporting Persons: FHM V, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization United States, State of Delaware
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power 2,668,570
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,668,570
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,668,570
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.32%(1)
14	Type of Reporting Person: PN

(1)	Based upon 17,422,927 shares of the Common Stock of the Issuer outstanding as of May 15, 2015 as reported by the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share, of Tobira Therapeutics, Inc. (formerly known as Regado Biosciences, Inc.) (the “Issuer” or “Tobira”). The address of Tobira’s principal executive office is 701 Gateway Boulevard, Suite 300, South San Francisco, CA 94080.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed by FRAZIER HEALTHCARE V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership (“FH V LP”), and FHM V, LLC, a Delaware limited liability company (“FHM V LLC”) (each of FH V, FH V LP and FHM V LLC may be referred to herein as a “Reporting Person” and collectively may be referred to herein as “Reporting Persons”).

FH V LP is the general partner of FH V. FHM V LLC is the general partner of FH V LP.

(b)

The address of the principal business office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200, Seattle, Washington 98101.

(c)

FH V is a venture capital fund concentrating in healthcare and related fields. The sole business of FH V LP and FHM V LLC is to serve as general partner entities for FH V.

(d)

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

FHV and FHV LP is each a Delaware limited partnership. FHM V LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

FHV received 2,513,203 of such shares in exchange for shares of Tobira Development, Inc. (formerly known as Tobira Therapeutics, Inc.) (“Tobira Development”) held by FHV in connection with the merger of Tobira Development into Issuer (the “Merger”), pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Issuer, Landmark Merger Sub, Tobira Development and Brent Ahrens, which was filed as Exhibit 2.1 to Issuer’s Current Report on Form 8-K, filed on January 15, 2015. The Merger closed on May 4, 2015. FHV purchased 155,367 of such shares from Issuer for $ 1,649,997.54 pursuant to that certain Purchase Agreement, dated as of May 4, 2015, by and among the Issuer and the other parties thereto, which was filed as Exhibit 10.2 to Issuer’s Current Report on Form 8-K, filed on May 7, 2015 (the “Purchase Agreement”).

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired shares of Common Stock of the Issuer for investment purposes.

Patrick Heron is a Director of the Issuer and is a General Partner of FHV, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Common Stock or other securities of the Issuer or pursue strategic transactions as opportunities arise.

Item 5.	Interest in Securities of the Issuer.

(a)

FH V is the record holder of 2,668,570 shares of Common Stock of the Issuer. No other Reporting Persons are record holders of securities of the Issuer.

By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power over such shares of Common Stock of the Issuer. Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,668,570 shares of Common Stock of the Issuer, which is equal to 15.32% of the Issuer’s issued and outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock, except for such securities for which such Reporting Person is the holder of record and except to the extent of Reporting Person’s proportionate pecuniary interests therein.

(b)

Each of the Reporting Persons may be deemed to share voting power and dispositive power over the 2,668,570 shares of Common Stock of the Issuer.

(c)

Except as described herein (see, e.g., Item 3), no Reporting Person has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The organizational documents of the Reporting Persons govern the division of profit or loss as among the Reporting Persons.

FHV is party to that certain Registration Rights Agreement, dated as of May 4, 2015, by and among the Issuer and the other parties thereto, which was filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed on May 7, 2015 (the “Registration Rights Agreement”). FHV and Issuer entered into the Registration Rights Agreement in connection with the sale of Common Stock of the Issuer pursuant to the Purchase Agreement.

FHV is party to that certain Lock-Up Agreement, dated as of January 14, 2015, by and between FHV and Issuer, the form of which was filed as Exhibit 10.3 to Issuer’s Current Report on Form 8-K, filed on January 15, 2015.

Exhibits 2, 3, 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Issuer, Landmark Merger Sub, Tobira Development and Brent Ahrens, incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K, filed on January 15, 2015.

3	Purchase Agreement, dated as of May 4, 2015, by and among the Issuer and the other parties thereto, incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K, filed on May 7, 2015.

4	Registration Rights Agreement, dated as of May 4, 2015, by and among the Issuer and the other parties thereto, incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed on May 7, 2015.

5	Lock-Up Agreement, dated as of January 14, 2015, by and between FHV and Issuer, incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K, filed on January 15, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2015

FRAZIER HEALTHCARE V, LP
By:	FHM V, LP, its General Partner
By:	FHM V, LLC, its General Partner
By:	/s/ Patrick Heron
Name:	Patrick Heron
Title:	Manager

FHM V, LP
By:	FHM V, LLC, its General Partner
By:	/s/ Patrick Heron
Name:	Patrick Heron
Title:	Manager

FHM V, LLC
By:	/s/ Patrick Heron
Name:	Patrick Heron
Title:	Manager